BRF S.A.

COMPANHIA ABERTA CNPJ 01.838.723/0001-27 NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general, that its production facility located in Chapecó, in the State of Santa Catarina, was authorized by the National Service of Health, Safety and Agrifood Quality (Senasica), to export turkey meat to Mexico. This is the second BRF facility qualified to export turkey protein to the country. In 2021, Mexico had already authorized the unit located in Francisco Beltrão, in the state of Paraná.

The new authorization brings flexibility to track the market oscillations and agility to capture the best opportunities.

São Paulo, September 16, 2022.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.